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Washington, D.C. 20549

Attention:	Kellie Kim Shannon Menjivar

Re:	Hudson Pacific Properties, Inc. Hudson Pacific Properties, L.P. Form 10-K for the Fiscal Year Ended December 31, 2023 Filed on February 16, 2024 File No. 001-34789 and 333-202799-01

Ladies and Gentlemen:

On behalf of Hudson Pacific Properties, Inc. (the “Company”) and Hudson Pacific Properties, L.P. (the “Operating Partnership”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated March 21, 2024, relating to the Company’s and the Operating Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”).

For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after the comment.

Form 10-K for the Fiscal Year Ended December 31, 2023

Goodwill and Acquired Intangible Assets, page F-22

1.

We note your disclosure that no impairment resulted during the years ended December 31, 2023, 2022 and 2021. We also note in your fourth quarter 2023 earnings call transcript, your CEO’s statement relative to the studio segment’s financial performance in 2023 and projection for 2024. “Turning to our studio segment, following SAG’s contract ratification in December, production companies have been slow to greenlight new productions, and in January, production counts remained approximately 20% below 2021 and 2022. Based on the level of activity we’re seeing real time, we now anticipate that production levels may not materially improve until the second half of the year.” Given the reduction in studio income in 2023 and slower ramp up in 2024, please tell us how you considered the guidance in ASC 350-20-35-30 when assessing your goodwill for impairment. Please include within your response how you considered your market capitalization compared to your book value when performing the impairment analysis.

April 25, 2024

Response: The Company respectfully advises the Staff that it evaluates its goodwill for impairment on a quarterly basis, which includes consideration of the Company’s market capitalization. The Company’s December 31, 2023 goodwill balance comprises $255.4 million assigned to the studio reporting unit and $8.8 million assigned to the management entity reporting unit and approximates 3% of the Company’s total assets. In accordance with Accounting Standards Codification (“ASC”) ASC 350-20-35-3, the Company assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. At December 31, 2023, there were no indicators of impairment related to the $8.8 million goodwill assigned to the management entity reporting unit. The Company considered the following in relation to the factors within ASC 350-20-35-3C for the quarterly evaluation performed for the goodwill assigned to the studio reporting unit during the quarter ended December 31, 2023.

As the Company evaluated the impact of the strike and the subsequent mobilization period in 2024, the Company concluded that the Company’s studio business activities and cash flows would return to pre-strike levels in the foreseeable future. Accordingly, the Company concluded that future cash flows were expected to be sufficient to support the reported value of the related goodwill. While the total forecasted cash flows generated from the studio reporting unit would be delayed 1 – 1.5 years from those estimated by the Company during the respective acquisitions due to the impact of the strike, the total cash flows expected to be generated from the studio business remained consistent with those utilized in the development of forecasts during the respective business combinations that were consummated in 2021 and 2022.

Given that the strikes ended prior to December 31, 2023, the most recent date the impairment analysis was completed, the Company had certainty that the strikes were temporary events. The Company’s documentation at December 31, 2023 supported it was more likely than not the fair value of the goodwill assigned to the studio reporting unit exceeded its carrying value. The documentation included fair value estimates of the studio reporting unit as derived from third-party analysts as well as the Company’s internal documentation consisting of both projected cash flows and market comparables.

Additionally, the Company considered its market capitalization at December 31, 2023 compared to its book value and determined the difference was primarily attributable to the office reporting unit for a variety reasons, including (i) the significant disruption to the market for office properties caused by the COVID-19 pandemic and its impact on work-from-home/return-to-office, (ii) rising interest rates and their impact on available financing and the market price for equity securities of publicly traded REITs like the Company, (iii) inflation and other general economic conditions, and (iv) the size of the Company’s office reporting unit as compared to the rest of the Company. The office segment represented 85% of total revenues during fiscal 2023 and 89% of total assets at December 31, 2023. The Company believes the lower trading price of the Company’s stock through 2023 is predominantly related to the office reporting unit, which has no goodwill at December 31, 2023. Furthermore, the Company gave consideration to the understanding that, as a sector, other real estate investment trusts predominantly invested in office real estate are also trading at a discount. At December 31, 2023, the Company performed an assessment of the carrying values of the properties included in the office reporting unit under ASC 360-10.

April 25, 2024

As referenced in ASC 350-20-35-3D, after assessing the totality of events and circumstances, including those above, the Company concluded that its goodwill was not impaired as of December 31, 2023.

*********

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (213) 891-8371.

Sincerely,

/s/ Julian Kleindorfer
Julian Kleindorfer, Esq.
of Latham & Watkins LLP

cc:	Harout K. Diramerian, Chief Financial Officer

Kay L. Tidwell, Executive Vice President, General Counsel, Chief Risk Officer and Secretary

Brent T. Epstein, Latham & Watkins LLP

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